DILWORTH PAXSON LLP

direct dial number: (202) 466-9151	Kathleen L. Cerveny KCERVENY@DILWORTHLAW.COM
September 19, 2005
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re:	Community Bankers Acquisition Corp.
Registration Statement on Form S-1
Amendment No. 2 Filed on August 1, 2005
File No. 333-124240
     Ladies and Gentlemen:
     On behalf of Community Bankers Acquisition Corp., a Delaware corporation (the “Company” or “Community Bankers”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), including exhibits.
     The Amendment No. 3 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. Gary A. Simanson, dated August 22, 2005. For your convenience, we have repeated each comment prior to the response. All references to headings and to page numbers in our responses below are to the pages in Amendment No. 3.
General
1.	Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

Although the Company believes it would meet the AMEX listing requirements, the Company has revised the disclosure throughout to indicate the anticipated quotation of its securities on the OTC Bulletin Board due to an anticipated delay in the administrative processing by the AMEX of the Company’s AMEX listing application.
1818 N Street, N.W.    °    Suite 400    °    Washington DC 20036-2492
(202) 659-0494    °    Fax (202) 659-1290    °    www.dilworthlaw.com
CHERRY HILL NJ    HARRISBURG PA    NEWTOWN SQUARE PA    PHILADELPHIA PA    TURNERSVILLE NJ    WILMINGTON DE

Securities and Exchange Commission
September 19, 2005

2.	We note your response to our previous comment number six addressing the issues arising under Regulation M with respect to the warrant purchase obligations of Messrs. Simanson and Zalman. Please address the applicability of the provisions of Rule 10b5-1 to the issues raised under Regulation M by such purchases.

We have supplemented and revised the disclosure on pages 13-14 in Risk Factors with respect to the warrant purchase obligations of Messrs. Simanson and Zalman to indicate that any such purchases would be subject to compliance with the restrictions of Rule 10b5-1 and Regulation M. The agreement embodying these obligations will provide that under no circumstances will any purchase of warrants be made pursuant thereto by any party that, in the opinion of counsel, would be in violation of Rules 10b-5 or 10b5-1 or Regulation M.
Use of Proceeds, page 17
3.	We note your response to our previous comment ten and we reissue the comment. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that are in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the last paragraph on page 22 in the MD&A section.

We have further clarified and reconciled the discussions of the uses of the proceeds held in trust (and proceeds not held trust) in both the Use of Proceeds section on page 19 and in the MD&A on pages 24-25.

In this regard, the following disclosure has been inserted in the paragraph immediately following the table in Use of Proceeds on page 20 and to the same effect in the paragraph referenced in this comment on page 24 in MD&A:

“Any amounts in the trust fund not paid as consideration to the sellers of the target business, other than amounts held in trust or paid to the representatives of the underwriters for services as representative of the underwriters, may be used to pay remaining expenses of the business combination, including reimbursement of our officers and directors incurred in connection therewith to the extent funds not held in trust were insufficient to do so, to pay any finder’s fees or financing fees and to finance the ongoing operations of the target business or to effect other acquisitions, in each case as determined by our board of directors at that time.”

4.	We note your response to our previous comment 11 and reissue in part our previous comment. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $250,000 for “[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination.” Please explain these expenses in more detail. We also note another line item of $200,000

Securities and Exchange Commission
September 19, 2005

allocated to due diligence and the disclosure on page 18 that a portion of working capital will be used to pay officers, directors and stockholders for due diligence. Please explain why there are separate amounts for due diligence. Please explain which line item of due diligence will be used to pay existing stockholders for their performance of due diligence. Please reconcile theses expenses with the disclosure in the last paragraph on page 22 in the MD&A section.

We have revised the referenced $250,000 line item to clarify that it relates generally to professional fees and expenses payable to unaffiliated parties, such as attorneys and accountants, in connection with their services on behalf of the Company in connection with the execution of business combinations. This amount does not include reimbursements of directors, officers or stockholders for any out-of-pocket expenses incurred by them in connection with their performance of due diligence investigations of target businesses, which are covered in a separate $200,000 line item that relates to overall due diligence expenses. The separation of these two line items facilitates the disclosure of which business combination related expenses are payable to non-affiliates and which are payable to affiliated parties. Appropriate clarifications have been made to the headings of these line items and to the relevant disclosure in the Use of Proceeds section on page 19 and in the MD&A on pages 24 and 25.
Proposed Business, page 23
Effecting a Business Combination, page 24
5.	On the bottom of page 25, we note the disclosure that “we may engage these firms in the future, in which event we may pay a finder’s fee or other compensation.” Please describe in more detail the finder’s fee and other consideration that maybe paid.

The Company has provided additional disclosure as to the potential structure of these types of arrangements in the Business section on pages 27-28.
Certain Transactions, page 49
6.	We note the disclosure in regards to the issuance of common stock prior to the date of the prospectus. Please include the dates in which the stock was sold to the individuals. We may have further comment.

The Company has provided the requested disclosure in Certain Transactions on page 51.
Financial Statements
Note 3, Proposed Public Offering, page F-9

Securities and Exchange Commission
September 19, 2005

7.	Please expand Note 3 to disclose the significant terms of the underwriter’s purchase option, including the material terms discussed on page 56 of the text, as well as any net settlement provisions. Disclose how you intend to account for the underwriter’s purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Clarify whether the option will be issued only after the registration statement is effective. If the option will be issued regardless of the status of the registration statement explain when it will be issued. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.
     The requested disclosure has been provided on pages F-9 and F-10.
Part II
Item 15. Recent Sale of Unregistered Securities, page II-4
8.	Please include the dates in which the securities were sold to the individuals and state briefly the facts relied upon to make the exemption available e.g., no general solicitation, sophistication and access to information. We note that the transactions with Eugene S. Putnam and David W. Spainhour were not listed in the initial filing. Please explain. See Item 701 of Regulation S-K.

The requested changes have been made. All of the 1,875,000 shares the Company has issued are part of the original issuance and as such will be included in those shares being placed in escrow for three years and be subject to other similar restrictions. In addition to the standard stop transfer restrictions to the transfer agent, the issuer will also place stop transfer orders with the transfer agent precluding use of Rule 144 as to all of such shares.
Exhibits
9.	We note that the company has generally filed form agreements as exhibits. Please file where possible executed copies of the agreements as exhibits.

Inasmuch as the agreements filed as exhibits will not be executed and delivered until consummation of the offering, executed agreements are not currently available but will be filed as exhibits with the Company’s Form 8-K reporting consummation of the offering.

If any members of the Staff have any questions concerning the enclosed materials or desire

Securities and Exchange Commission
September 19, 2005

further information or clarification in connection therewith, he or she should contact the undersigned at (202) 466-9151.
Yours very truly,
/s/ Kathleen L. Cerveny
Kathleen L. Cerveny

Enclosures
cc:	Gary A. Simanson
Phillip J. Kushner, Esq.